SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006	Commission File Number 001-12003
Meridian Gold Inc.
(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Form 51-102F4
BUSINESS ACQUISITION REPORT
ITEM 1 IDENTITY OF COMPANY

1.1	Name and Address of Company

Meridian Gold Inc. (“Meridian”) 9670 Gateway Drive Suite 200 Reno, NV 89521

1.2	Executive Officer
          The following senior officer of Meridian is knowledgeable about the significant acquisition and this report:
          Peter Dougherty
Vice President, Finance and Chief Financial Officer
(775) 850-3777
ITEM 2 DETAILS OF ACQUISITION

2.1	Nature of Business Acquired
          Minera Florida S.A. (“Minera Florida”) is principally engaged in the exploration, development and operation of its mineral property located in Chile. Its principal product is gold and has other by-product metals.
2.2	Date of Acquisition

July 1, 2006

2.3	Consideration
          Meridian acquired Minera Florida from Minera Las Cenizas S.A. for US$100,000,000 cash. The funds were paid from Meridian’s available cash, cash equivalents and investments. As the date of acquisition preceded the payment by 30 days the Company reduced the purchase price by $0.4 million for imputed interest and for accounting purposes recorded the purchase price as $99.6 million.
2.4	Effect on Financial Position
          Meridian does not have plans or proposals for material changes in its business affairs or the affairs of the Minera Florida which may have a significant effect on the results of operations and financial position of our company.
2.5	Prior Valuations

Not applicable

2.6	Parties to Transactions

Not applicable

2.7	Date of Report

October 23, 2006

ITEM 3 FINANCIAL STATEMENTS
          The following financial statements are included as schedules to the Business Acquisition Report:
Schedule A
(a)	Compilation report on pro forma consolidated financial statements of Meridian dated October 23, 2006;

(b)	Unaudited pro forma consolidated balance sheet as at June 30, 2006;

(c)	Unaudited pro forma consolidated statement of operations for the six months ended June 30, 2006;

(d)	Unaudited pro forma consolidated statement of operations for the year ended December 31, 2005;

(e)	Notes to the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2006 and for the year ended December 31, 2005
Schedule B
Audited consolidated financial statements of Minera Florida as at and for the year ended December 31, 2005 with unaudited comparative financial statements as at and for the year ended December 31, 2004
Schedule C
Unaudited interim consolidated financial statements of Minera Florida as at and for the six months ended June 30, 2006
Dated at Reno, Nevada this 23th day of October, 2006
By (signed) Peter C. Dougherty
Peter C. Dougherty

Vice President Finance and Chief Financial Officer
CAUTIONARY STATEMENT
Certain statements herein constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SCHEDULE A
COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
The Board of Directors
Meridian Gold Inc.
We have read the accompanying unaudited pro forma balance sheet of Meridian Gold Inc. (“the Company”) as at June 30, 2006 and unaudited pro forma statements of operations for the six months then ended and for the year ended December 31, 2005, and have performed the following procedures:
1.	Compared the figures in the columns captioned “As reported — Meridian” to the unaudited financial statements of the Company as at June 30, 2006 and for the six months then ended, and the audited financial statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “As reported — Minera Florida” to the unaudited financial statements of Minera Florida S.A. as at June 30, 2006 and for the six months then ended, and the audited financial statements of Minera Florida S.A. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	The basis for determination of the pro forma adjustments; and

(b)	Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
4.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “As reported — Meridian” and “As reported — Minera Florida” as at June 30, 2006 and for the six months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
October 23, 2006
Comments for United States readers on differences between Canadian and United States reporting standards
The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
October 23, 2006

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2006
(in millions of U.S. dollars)

			Pro Forma
	As reported		Purchase		Pro Forma
	Meridian	Minera Florida	Adjustments	Note 2	Consolidated
ASSETS
Current assets:
Cash and short-term investments	$284.4	$0.6	$(99.6)	a	$185.4
Restricted cash	13.9	—			13.9
Trade and other receivables	8.2	2.1			10.3
Inventory	7.4	1.6			9.0
Future income taxes	4.3	—			4.3
Other current assets	9.6	0.1			9.7

Total current assets	327.8	4.4	(99.6)		232.6
Mineral property, plant and equipment, net	91.1	29.4	90.5	b	211.0
Future income taxes — long-term	0.4	—			0.4
Other assets	37.5	1.0	(1.0)	b	37.5

Total assets	$456.8	$34.8	$(10.1)		$481.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade and other	$10.3	$2.1	$—		$12.4
Accrued and other liabilities	28.3	4.2			32.5

Total current liabilities	38.6	6.3	—		44.9
Other long-term liabilities	76.2	17.0			93.2
Future income taxes	12.8	0.1	1.3	b	14.2

Total liabilities	127.6	23.4	1.3		152.3
Shareholders’ equity	329.2	11.4	(11.4)	c	329.2

Total liabilities and shareholders’ equity	$456.8	$34.8	$(10.1)		$481.5

See accompanying notes to unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2006
(in millions of U.S. dollars, except per share data in dollars)

			Pro Forma
	As reported		Purchase		Pro Forma
	Meridian	Minera Florida	Adjustments	Note 2	Consolidated
Revenue	$112.8	$29.5			$142.3
Costs and expenses:
Cost of sales before depreciation, depletion and amortization	29.5	12.9			42.4
Depreciation, depletion and amortization	10.0	2.4	3.1	d	15.5
Exploration	11.8	—			11.8
Selling, general and administrative	6.4	0.5			6.9
Impairment of mineral properties and other	0.4	—			0.4

	58.1	15.8	3.1		77.0

Earnings (loss) from operations	54.7	13.7	(3.1)		65.3
Interest income	6.6	0.2	(2.1)	e	4.7
Other income (expense)	—	(3.2)			(3.2)

Earnings (loss) before income taxes	61.3	10.7	(5.2)		66.8
Income tax expense (benefit)	24.9	2.1	(0.2)	f	26.8

Net earnings (loss)	$36.4	$8.6	$(5.0)		$40.0

Earnings (loss) per share (note 3)
Basic	$0.36				$0.40
Diluted	$0.36				$0.40
See accompanying notes to unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2005
(in millions of U.S. dollars, except per share data in dollars)

			Pro Forma
	As reported		Purchase		Pro Forma
	Meridian	Minera Florida	Adjustments	Note 2	Consolidated
Revenue	$131.8	$43.0			$174.8
Costs and expenses:					—
Cost of sales before depreciation, depletion and amortization	11.9	20.3			32.2
Depreciation, depletion and amortization	15.7	4.7	6.6	d	27.0
Exploration	25.0	—			25.0
Selling, general and administrative	13.9	1.1			15.0
Impairment of mineral properties and other	548.7	—			548.7

	615.2	26.1	6.6		647.9

Earnings (loss) from operations	(483.4)	16.9	(6.6)		(473.1)
Interest income	6.9	0.6	(2.6)	e	4.9
Other income (expense)	0.1	(0.7)			(0.6)

Earnings (loss) before income taxes	(476.4)	16.8	(9.2)		(468.8)
Income tax expense (benefit)	(130.0)	3.1	(0.4)	f	(127.3)

Net earnings (loss)	$(346.4)	$13.7	$(8.8)		$(341.5)

Earnings (loss) per share (note 3)
Basic	$(3.47)				$(3.42)
Diluted	$(3.47)				$(3.42)
See accompanying notes to unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Basis of Presentation
These unaudited pro forma consolidated financial statements have been prepared by management of Meridian Gold Inc. (“Meridian”) in accordance with Canadian generally accepted accounting principles (“GAAP”) to show the effect of the acquisition of Minera Florida S.A. (“Minera Florida”) by Meridian for illustrative purposes. The pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred had the events reflected herein occurred for the dates indicated. The accounting policies used for the preparation of the pro forma consolidated financial statements are those contained in Meridian’s audited financial statements and notes for the year ended December 31, 2005 and unaudited interim consolidated financial statements for the six-month period ended June 30, 2006. In preparing the pro forma financial statements we reviewed the financial statements of Minera Florida to determine if there were any accounting policy differences that may result in material impacts. Accounting differences may be identified in the future.
The unaudited pro forma consolidated balance sheet as at June 30, 2006 and the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2006 were prepared from the unaudited interim financial statements of Meridian and Minera Florida as at and for the six-month period ended June 30, 2006. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 was prepared from the audited consolidated statements of operations of Meridian and Minera Florida for the year ended December 31, 2005. The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim financial statements for Meridian and Minera Florida for the six-month period ended June 30, 2006 and for the year ended December 31, 2005 which are available on www.sedar.com or as an appendix to this business acquisition report.
The United States dollar (“USD”) is the principal currency of the Company’s business; accordingly, the consolidated financial statements and related notes are presented in USD.
Note 2 — Pro Form Assumptions and Adjustments
The acquisition by Meridian of Minera Florida will be accounted for under Canadian GAAP using the purchase method. The financial position and results of operations of Minera Florida will be included as of the date control of Minera Florida transferred to Meridian. The Company has assigned a fair value to the acquired assets and liabilities. None of the purchase price was allocated to goodwill. The amounts reflected in the unaudited pro forma consolidated financial statements are preliminary and the actual amounts recorded may differ from the amounts recorded in these unaudited pro forma financial statements.

The preliminary allocation of the purchase price of $99.6 million cash is as follows:

millions of USD
Current assets	$4.4
Mineral property, plant and equipment	119.9

124.3
Current liabilities	6.3
Other long-term liabilities	18.4

$99.6

Pro forma adjustments to consolidated balance sheet
The unaudited pro forma consolidated balance sheet assumes the purchase was completed on June 30, 2006 and reflects the following adjustments:
a.	A decrease in cash of $99.6 million for the amount to be paid for the purchase of Minera Florida;

b.	An increase in mineral property, plant and equipment of $90.5 million, a decrease in other assets of $1.0 million and an increase in future income taxes of $1.3 million to reflect their estimated fair value on date of acquisition;

c.	A decrease in equity to eliminate the Minera Florida equity on date of acquisition.
Pro forma adjustments to consolidated statements of operations
The unaudited pro forma consolidated statements of operations give effect to the following adjustments and assumptions arising as if the acquisition of Minera Florida had occurred on January 1, 2005:
d.	An increase in depreciation, depletion and amortization of $3.1 million and $6.6 million for the six months ended June 30, 2006 and year ended December 31, 2005, respectively, to reflect the increased depreciation, depletion and amortization arising on the additional amounts assigned to mineral property, plant and equipment as a result of the acquisition of Minera Florida;

e.	A reduction in interest income of $2.1 million and $2.6 million for the six months ended June 30, 2006 and year ended December 31, 2005, respectively, for the reduction of $100 million cash paid for the acquisition; and

f.	A decrease in income tax expense of $0.2 million and $0.4 for the six months ended June 30, 2006 and year ended December 31, 2005, respectively, to reflect an increase in the expected tax rate of Minera Florida when it is owned by Meridian to 35% from 17%, and to tax effect items of note above.

Note 3 — Pro forma earnings (loss) per share
A)	For the six-month period ended June 30, 2006

Pro forma basic earnings per share
(millions of shares or US dollars, except earnings per share)

Weighted average number of Meridian Gold common shares outstanding	100.6
Pro forma net earnings	$40.0
Pro forma basic earnings per share	$0.40

Pro forma diluted earnings per share
(millions of shares or US dollars, except earnings per share)

Weighted average number of Meridian Gold common shares outstanding	101.2
Pro forma net earnings	$40.0
Pro forma diluted earnings per share	$0.40
B)	For the year ended December 31, 2005

Pro forma basic earnings (loss) per share
(millions of shares or US dollars, except earnings per share)

Weighted average number of Meridian Gold common shares outstanding	99.9
Pro forma net earnings (loss)	$(341.5)
Pro forma basic earnings (loss) per share	$(3.42)

Pro forma diluted earnings (loss) per share
(millions of shares or US dollars, except earnings per share)

Weighted average number of Meridian Gold common shares outstanding	99.9
Pro forma net earnings (loss)	$(341.5)
Pro forma diluted earnings (loss) per share	$(3.42)

Financial Statements
MINERA FLORIDA S.A.
Santiago, Chile
December 31, 2005 and 2004

Financial Statements
MINERA FLORIDA S.A.
December 31, 2005 and 2004

ThUS$	— Thousands of United States dollars
UF	— The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation
Ch$	— Chilean pesos

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Shareholders of
Minera Florida S.A.
1.	We have audited the accompanying consolidated balance sheet of Minera Florida S.A. and subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statements of income and cash flows for the year then ended. These consolidated financial statements (including the related notes), are the responsibility of the Minera Florida S.A. management. Our responsibility is to express an opinion on these financial statements based upon our audit.
2.	Except for that explained in the paragraph Nº 3 below, we conducted our audit in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3.	The investment and accounts receivable in Sociedad Agrícola Alhué Ltda. have been valued in consideration of unaudited financial statements. In addition these financial statement have not been consolidated with its parent Sociedad Minera Florida S.A.

4.	In our opinion, except for the effects of those adjustments, if any, that might have been required, had we obtained audited financial statements mentioned in paragraph Nº 3 above and because of the non-consolidation of Sociedad Agrícola Alhué Ltda. financial statements, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minera Florida S.A. and subsidiaries as at December 31, 2005, and financial results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.
Luis Landa T.
Santiago, Chile, July 7th, 2006

Minera Florida S.A.
Balance Sheets
As of December 31, 2005 and 2004
(In thousands of USD)

	2005	2004
	ThUS$	ThUS$
		(Unaudited)
CURRENT ASSETS:

Cash	3,316	2,471
Time deposits (note 3)	6,102	862
Marketable securities (note 4)	6,799	7,285
Trade accounts receivable (note 5)	107	98
Notes receivable	722	420
Miscellaneous receivables	937	1,043
Inventories (note 7)	1,779	1,706
Recoverable taxes (note 14)	292	289
Prepaid expenses	488	214

Total current assets	20,542	14,388

PROPERTY, PLANT AND EQUIPMENT:

Total property, plant and equipment, net (note 8)	27,152	22,931

OTHER ASSETS:

Investments in related companies (note 9)	182	81
Notes and accounts receivable from related companies (note 6)	1,640	3,000
Others	893	230

Total other assets	2,715	3,311

Total assets	50,409	40,630

The accompanying notes 1 to 20 form an integral part of these financial statements.

Minera Florida S.A.
Balance Sheets
As of December 31, 2005 and 2004
(In thousands of USD)

	2005	2004
	ThUS	ThUS$
		(Unaudited)
CURRENT LIABILITIES:

Accounts payable (note 11)	1,624	861
Miscellaneous payables (note 12)	343	390
Provisions and withholdings (note 13)	1,633	1,510
Notes and accounts payable from related companies (note 6)	—	146
Deferred income taxes (note 14)	73	175

Total current liabilities	3,673	3,082

LONG-TERM LIABILITIES:

Long-term provisions (note 15)	1,973	1,614
Long-term miscellaneous payables (note 12)	367	564
Deferred income taxes (note 14)	243	541
Asset retirement obligations (note 18)	11,972	11,556
Other long-term liabilities	43	272

Total long-term liabilities	14,598	14,547

SHAREHOLDERS’ EQUITY:

Paid-in capital	3,304	3,304
Retained earnings	27,057	21,523
Currency translation adjustment	1,777	(1,826)

Total shareholders’ equity (note 16)	32,138	23,001

Total liabilities and shareholders’ equity	50,409	40,630

The accompanying notes 1 to 20 form an integral part of these financial statements.

Minera Florida S.A.
Statements of Income
Year ended December 31, 2005 and 2004
(In thousands of USD)

	2005	2004
	ThUS$	ThU$
		(Unaudited)
Revenue	42,969	30,222

Costs and expenses:
Cost of sales before depreciation, depletion and amortization	(20,323)	(16,727)
Depreciation, depletion and amortization	(4,680)	(2,737)
Selling, general and administrative	(1,143)	(853)

	(26,146)	(20,317)

Earnings from operations	16,823	9,905

Interest income	567	243
Equity participation in income from investments in related companies	345	(285)
Other expense, net	(968)	(1,072)

Earnings before income taxes	16,767	8,791
Income tax expense	(3,087)	(822)

Net earnings	13,680	7,969

The accompanying notes 1 to 20 form an integral part of these financial statements.

Minera Florida S.A.
Statements of Cash Flows
Year ended December 31, 2005 and 2004
(In thousands of USD)

	2005	2004
	ThUS$	ThUS$
		(Unaudited)
Cash flows from operating activities

Net income for the year	13,680	7,969

Charges (credits) to income which do not represent cash flows

Depreciation, depletion and amortization	3,360	1,622
Amortization asset retirement obligation	1,115	1,115
Amortization mineral rights	205	—
Equity participation from income of related companies	(345)	285
Other credits which do not represent cash flows	—	239
Decrease (increase) in current assets
Trade and other receivable	(205)	(1,201)
Inventories	(73)	(104)
Other current assets	(277)	(262)
Increase (decrease) in current liabilities
Accounts payable, trade and other	570	419
Accrued and other liabilities	(208)	(1,662)

Net cash flows provided by operating activities	17,822	8,420

Cash flows from investing activities
Capital expenditures	(1,480)	(2,964)
Mining investment	(3,692)	585
Notes and accounts receivable and payable to related companies	1,214	(1,605)
Investments in financial instruments	486	424

Net cash flows used in investing activities	(3,472)	(3,560)

Cash flows from financing activities
Payment of loans	(119)	(2,008)
Dividends paid	(8,146)	(2,927)

Net cash flows used in financing activities	(8,265)	(4,935)

Change in net cash flow	6,085	(75)
Cash and cash equivalents at beginning of year	3,333	3,408

Cash and cash equivalents at end of year	9,418	3,333

The accompanying notes 1 to 20 form an integral part of these financial statements

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 1 — Description of Business
The Company was incorporated as Sociedad Legal Minera Florida Una de la Localidad de Carrera Pinto on August 26, 1986 and registered in the mine registry of Copiapó, at leaf 768 No. 663, on October 19, 1986.

Through a public deed dated April 20, 2000 before the public notary Mr. Enrique Morgan Torres, Sociedad Legal Minera Florida Una de la Localidad de Carrera Pinto was transformed to Minera Florida S.A.. This was formalized and filed in Journal No. 9172 and registered with the Commercial Registry of Santiago at leaf 11018 No. 8889 on May 5, 2000.

Through a public deed dated September 7, 2000 witnessed by the public notary Mr. Enrique Morgan Torres, Minera Florida S.A. absorbed Minera Maipo S.A. The summary of this public deed was formalized on September 14, 2000, filed in Journal No. 19664, registered with the Commercial Registry at leaf 23833 No. 18924 and indicated in a marginal note in the registration at leaf 11018 No. 8889 of the commercial registry on September 8, 2000.
Note 2 — Summary of Significant Accounting Policies
a)	Basis of preparation

The Company’s accounting is registered in accordance with generally accepted accounting principles in Chile. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

The investment in Sociedad Minera Agua Fría, in which the Company has ownership interest of 50% has been included in consolidation as of December 31, 2005 based on the proportional inclusion of the assets, liabilities revenues, expenses and cash flows of the aforementioned company according to the following criteria:

— Assets and liabilities are included proportionally at 50%
— Revenues and expenses are included proportionally at 50% from the date of acquisition of participation in the company (i.e., August to December 2005)
— Cash flows are included proportionally at 50%

Investment in related company Agrícola Alhué Ltda. (“Agrícola”) at December 31, 2005 is recorded using the equity method and, therefore, have not been consolidated on a line-by-line basis. This treatment does not modify equity or income for the periods. The investment in Agrícola has been valued considering unaudited financial statements.

For the convenience of reader, these financial statements have been translated from Spanish to English.

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Basis of conversion

Foreign currency transactions have been recorded at the exchange rate in effect at the date of the transactions. As at year end, monetary items denominated in a foreign currency have been adjustment to reflect the exchange rate in effect at that time.

Criteria used for conversion are as follows:

Monetary assets have been converted at the exchange rate prevailing at year-end whereas non-monetary assets have been converted at the historical exchange rate for the date in which the transaction was generated. In addition, statement of income accounts have been converted at the average exchange rate for the year without considering amortization and depreciation, which are converted at historical exchange rate. The cash flows have been converted at the average exchange rate for the periods, except for some accounts that were converted at historical exchange rate.

The functional currency of the Company has been the Chilean Peso. These financial statements have been presented in U.S. dollars and the result of this conversion is presented under Currency translation adjustment in the shareholders equity.

	2005	2004
	Ch$	Ch$
Observed U.S. dollar at the closing date	512.50	557.40
Average U.S. dollar for the year	559.77	609.53
b)	Time deposits

Time deposits are presented at cost plus the respective interest accrued at the end of each year.

c)	Marketable securities

The investment in marketable securities are carried at the lower of monetary cost or quoted value. In the event that the quoted value is lower than cost, these differences have been adjusted against net income for the year. These investments are stated at the original investment value plus interest accrued at each year-end.

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
d)	Inventories

Inventories of raw materials are stated at the lower of cost, being average cost, and net realizable value. The costing system used for the valuation of concentrates is the direct cost method, which includes raw materials, materials, supplies and labor related to accountability centers.

Materials in warehouse are stated at the lower of cost and replacement value. Cost is determined based on average cost of production.

e)	Property, plant and equipment

Property, plant and equipment are presented at acquisition cost converted at the exchange rate prevailing at the date of acquisition.

Assets acquired through financial lease agreements are accounted for as property, plant and equipment through the recognition of total liability and interest on an accrual basis. These assets will be owned by the Company when it exercises the related purchase option.

f)	Depreciation

Depreciation of property, plant and equipment, except for land, has been calculated using the straight-line method based on the estimated useful lives, not exceeding seven years from the acquisition date, which is considered to be the life of the mine.

g)	Mine development

Mine development activities relate to costs incurred in the preparation of start-up and extraction of minerals from production units.

These amounts become a part of the value of the mineral in the proportional amount resulting from the relation of total mineral in a block or exploitation units and the extracted mineral amount.

Mine development assets are amortized on a units-of-production basis (tons of mineral removed from the mine).

h)	Investments in related companies

The investment in Sociedad Minera Agua Fría is stated using the proportionate consolidation method as of December 31, 2005. The Company exercises joint control.

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
The investment in Agrícola Alhué Ltda. as of December 31, 2005 has been valued considering unaudited financial statements and is stated using the equity method.

i)	Staff severance indemnities

The Company has made an accrual for the staff severance indemnities in accordance with collective agreements currently in force, calculated in accordance with the current value method.

j)	Employee vacations

Employee vacations are recorded on an accrual basis.

k)	Current and deferred income taxes

The Company makes an accrual for income taxes payable on an accrual basis, in conformity with current Chilean legal regulations.

The Company recognizes in the financial statements the effect of deferred income taxes assigned to temporary differences with a different treatment for book and tax purposes. The rate used is the rate at which they are expected to be reversed in accordance with regulations applicable in Chile.

l)	Cash and cash equivalents

The Company has considered those balances included in cash, banks and time deposits and purchase agreements expiring in less than 90 days as cash and cash equivalents.

m)	Exploration and development expenses

The accounting treatment applied has been as follows:

Production costs have been charged to cost of sales and have not been capitalized to investment.

Development expenses have related to maintenance of investments where mining activities have related to strengthening, by-pass and access ramps and ventilation raises. There has been no mining work related to mine infrastructure given that over the last few years sectors already developed have been exploited.

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
n)	Sale of mineral

Revenues from sales of the Company (over the last few years) are generated by domestic sales (between 60% and 50%) and sales abroad (between 40% and 50%.)

The price of domestic sales is agreed in agreements and paid at the average price for the prior month related to the gold oz on the London Metal Exchange. Between 15% and 30% is sold in the futures market at an agreed price.

The sale of Dore ore are recognized when shipped when the ownership of the good is transferred, with sales under conditions. For these purposes, the sales value at the date of shipment relates to firm price and upon agreement of ore grade by both parties, the price is settled.

o)	Provision for mine closure

Asset retirement obligations (AROs) are legal obligations associated with the retirement of a long-lived asset. As of January 1, 2004, the Company made a provision for AROs to cover mine closure expenses in accordance with estimates made by Management. These amounts are added to the associated long-lived assets and a liability is recorded. The asset retirement cost is amortized over the life of the related assets. The liability is accredited over a period ending when the liability is settled, subject to annual adjustments for changes in estimates.

q)	Impairment of long-lived assets

The Company has not assed the impairment of long-lived assets, which consist primarily of property, plant and equipment. When event or changes in circumstances indicate that the carrying value of the asset may not be recoverable, the company will perform this assessment.

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 3 — Time Deposits and Purchase Agreements
          The detail of time deposits and purchase agreements is as follows:

		2005	2004
		ThUS$	ThUS$
Financial institution	Currency		(Unaudited)

Security	UF	1,400	—
Security	US$	1,500	620
Agreements Banco Chile	Ch$	2,519	—
Agreements Corpbanca	Ch$	449	—
Agreements Security	Ch$	234	242

Total		6,102	862

Note 4 — Marketable Securities
          As of December 31, marketable securities are detailed as follows:

		2005	2004
		ThUS$	ThUS$
	Type		(Unaudited)

Marketable securities	Shares and bonds	1,413	3,309
Banco Pershing through Security	US$	1,208	2,103
Banco Pershing through Banchile	US$	4,178	1,873

Total		6,799	7,285

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 5 — Trade Accounts Receivable
As of December 31, trade accounts receivable relate to accounts pending collection for commercial operations mainly conducted with Empresa Nacional de Minería, and detailed as follows:

	2005	2004
	ThUS$	ThUS$
		(Unaudited)
Trade accounts receivable	107	98

Total	107	98

Note 6 — Notes and Accounts Receivable and Payable from Related Companies
     As of December 31, the detail of the balances from related companies is as follows:
a)	Receivable

		2005	2004	2005	2004
		ThUS$	ThUS$	ThUS$	ThUS$
		Short-	Short-	Long-	Long-
Companies	Relationships	term	term	term	term
Minera Las Cenizas S.A.	Common shareholders	—	—	1,640	3,000

Total		—	—	1,640	3,000

b)	Payable

		2005	2004	2005	2004
		ThUS$	ThUS$	ThUS$	ThUS$
		Short-	Short-	Long-	Long-
Companies	Relationships	term	term	term	term
Agrícola Alhué Ltda	Subsidiary	—	146	—	—

Total		—	146	—	—

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 7 — Inventories
Inventories are valued as described in Note 2 d), and as of December 31, are detailed as follows:

	2005	2004
	ThUS$	ThUS$
		(Unaudited)
Material and supplies	1,452	1,130
Stockpiled	157	294
Other	170	282

Total	1,779	1,706

Note 8 — Property, Plant and Equipment
December 31, 2005

		Accumulated
	Assets	depreciation	Assets, net
Concepts	ThUS$	ThUS$	ThUS$

Land	2,456	—	2,456
Construction and infrastructure work	7,685	(3,613)	4,072
Machinery and equipment	9,268	(5,058)	4,210
Construction in-progress	2,175	—	2,175
Leasing assets	1,410	(710)	700
Asset retirement obligations	11,154	(2,230)	8,924
Mineral rights	3,488	(205)	3,283
Other fixed assets (1)	1,534	(202)	1,332

Total Fixed Assets	39,170	(12,018)	27,152

(1) Include mine development (see Note 10)

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
December 31, 2004 (Unaudited)

		Accumulated
	Assets	depreciation	Assets, net
Concepts	ThUS$	ThUS$	ThUS$

Land	3,155	—	3,155
Construction and infrastructure work	6,319	(4,157)	2,162
Machinery and equipment	8,929	(4,452)	4,477
Construction in-progress	1,112	—	1,112
Leasing assets	1,387	(506)	881
Asset retirement obligations	11,154	(1,115)	10,039
Other fixed assets (1)	1,325	(220)	1,105

Total Fixed Assets	33,381	(10,450)	22,931

Note 9 — Investments in Related Companies
As of December 31, investments in related companies are detailed as follows:

		2005	2004
		ThUS$	ThUS$
	%		(Unaudited)

Investments in Agrícola Alhué Ltda.	92.00	182	—
Investments in Minera Altamira S.A.	1.40	—	81

Subtotal		182	81

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 10 — Mine Development
These mine development cost, will be transferred to cost of inventories as mineral is extracted in the proportion of the amount of mineral being extracted of the total amount of mineral contained in a block or exploitation units. The detail is as follows:

	2005	2004
	ThUS$	ThUS$
		(Unaudited)

Millennium, Lo Prat and Marilyn sector	678	339

Total	678	339

Note 11 — Accounts Payable
Accounts payable as of December 31, are detailed as follows:

	2005	2004
	ThUS$	ThUS$

		(Unaudited)

Suppliers	1,624	861

Total	1,624	861

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 12 — Miscellaneous Payables
Miscellaneous payables as of December 31, are detailed as follows:

	12-31-2005		12-31-2004
	ThUS$		ThUS$
			(Unaudited)
	Short- term	Long-term	Short-term	Long-term

Lease payables	227	367	189	564
Other payables	116	—	201	—

Total	343	367	390	564

Detailed lease payable

		12-31-2005	12-31-2004
		ThUS$	ThUS$
Year ended	Interest rate		(Unaudited)

2005	7.51	—	220
2006	7.51	238	225
2007	7.51	238	225
2008	7.51	141	130
2009	7.51	12	13

Subtotal		629	813
Less interest		(35)	(60)

Total		594	753

Less current portion		(227)	(189)

Long-Term		367	564

Lease payable are presented net of their deferred interest.

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 13 — Provisions and Withholdings
As of December 31, provisions and withholdings are detailed as follows:

	2005	2004
	ThUS$	ThUS$
		(Unaudited)

Monthly tax provisional payments payable	445	309
Social security institutions	111	91
Provision for energy	189	123
Provision for employee benefits	60	50
Provision for employee vacations	258	218
Accrual for staff severance indemnities	20	18
Other withholdings and provisions	550	701

Total	1,633	1,510

Note 14 — Current and Deferred Income Taxes
a)	Income tax

As of December 31, the Company made a provision for income tax in conformity with current tax regulations in Chile (the current rate is 17%), which is presented under Recoverable Taxes, detailed as follows:

	2005	2004
	ThUS$	ThUS$
		(Unaudited)

Provision for corporate income tax and withholding tax	(3,373)	(1,859)
Monthly tax provisional payments	3,623	2,087
Other credits	42	61

Total recoverable taxes	292	289

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
b)	Deferred income taxes

The deferred taxes recognized as of December 31, are as follows:

	2005		2005
	ThUS$		ThUS$
	Deferred tax asset		Deferred tax liability
Origin of temporary differences	Short-term	Long-term	Short-term	Long-term

Accelerated depreciation	—	—	113	674
Employee vacations	44	—	—	—
Employee benefits	10	—	—	—
Staff severance indemnities	2	—	—	—
Leased fixed assets	—	—	16	87
Asset retirement obligations	—	518	—	—

Total	56	518	129	761

Deferred income tax assets and liabilities are shown in the balance in net terms.

	2004		2004
	ThUS$		ThUS$
	(Unaudited)		(Unaudited)
	Deferred tax asset		Deferred tax liability
Origin of temporary differences	Short-term	Long-term	Short-term	Long-term

Accelerated depreciation	—	—	223	768
Employee vacations	37	—	—	—
Employee benefits	8	—	—	—
Staff severance indemnities	13	—	—	—
Leased fixed assets	—	—	10	31
Asset retirement obligations	—	258	—	—

Total	58	258	233	799

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
c)	The charge to income of income taxes is detailed as follows:

	2005	2004
	ThUS$	ThUS$
		(Unaudited)

Income tax provision	(3,373)	(1,860)
Effect of deferred tax asset or liability	286	1,038

Total	(3,087)	(822)

Note 15 — Long-Term Provision
Long-term provision includes staff severance indemnities, which detailed according to the related expiration dates as of December 31, are as follows:

	2005		2004
	ThUS$		ThUS$
			(Unaudited)

	Short-term	Long-term	Short-term	Long-term

Staff severance indemnities	—	1,973	—	1,614

Total	—	1,973	—	1,614

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 16 — Changes in Shareholders’ Equity
Changes in shareholders’ equity during 2005 and 2004, are as follows:

a)	2005

			Currency
	Paid-in	Retained	Translation
	Capital	Earnings	Adjustments	Total
Concepts	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of January 1, 2005	3,304	21,523	(1,826)	23,001
Distribution of dividend and other		(8,146)	—	(8,146)
Currency translation adjustments for the period	—	—	3,603	3,603
Net income for the year	—	13,680	—	13,680

Balance as of December 31, 2005	3,304	27,057	1,777	32,138

b)	2004

			Currency
	Paid-in	Retained	Translation
	Capital	Earnings	Adjustements	Total
Concepts	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of January 1, 2004	3,304	16,481	—	19,785
Distribution of dividend and other	—	(2,927)	—	(2,927)
Currency translation adjustments accumulated	—	—	(1,826)	(1,826)
Net income for the year	—	7,969	—	7,969

Balance as of December 31, 2004	3,304	21,523	(1,826)	23,001

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
As of December 31, 2005, the distribution of shares is as follows:

	Shares	Ownership
	Nº	percentage
Shareholder		%

Inversiones Santo Domingo S.A.	1,250,000	25
Inversiones Santo Domingo II S.A.	1,250,000	25
Forestal Alba S.A.	400,000	8
Inversiones, Asesorías y Construcciones Manuel Montt Limitada	1,000,000	20
Compañía Minera e Inmobiliaria B y L Limitada	600,000	12
Inmobiliaria Vista Hermosa S.A.	500,000	10

Total	5,000,000	100

Authorized share capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2005, the Company had no issued or outstanding preferred shares.

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 17 — Segments
The Segments are detailed as follows:
2005

	Dore	Other	Total
Customer	ThUS$	ThUS$	ThUS$

Johnson Matthey	13,660	—	13,660
Marc Rich AG	3,709	—	3,709
Enami	23,732	125	23,857
Minera Las Cenizas S.A.	58	—	58
Other revenue	—	1,685	1,685

Total revenue	41,159	1,810	42,969

2004 (unaudited)

	Dore	Other	Total
Customer	ThUS$	ThUS$	ThUS$

Johnson Matthey	9,079	—	9,079
Trafigura B.V. Amsterdam	—	2,253	2,253
Enami	18,862	4	18,866
Minera Las Cenizas S.A.	—	24	24

Total revenue	27,941	2,281	30,222

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 18 — Asset Retirement Obligations
As of December 31, the Company has made a provision for mine closure based on the criterion described in Note 2 o). The movements detail for this account is as follows:

	12-31-2005	12-31-2004
Detail	ThUS$	ThUS$

Account balance as of January 1st	11,556	—
Addition	—	11,154
Accretion	416	402

	11,972	11,556

Minera Florida S.A.
Notes to the Financial Statements for year ended
December 31, 2005 and the unaudited financial statements for the year ended December 31, 2004
(In thousands of USD)
Note 19 — Contingencies and Commitments
A. Litigations:
A recourse to cassation in the form is being reviewed at the Court of Appeals of San Miguel against the sentence issued by the First Court of Melipilla for cause Journal 1800-2004, Minera Florida/Labor Inspectorate, for a fine sanctioned during a strike. The contingency for that lawsuit has been assessed as amounting to approximately ThUS$4.
A recourse to appeal and cassation is being reviewed by the Court of Appeals of Santiago against the first instance sentence issued by the 9th Labor Court of Santiago for the case in Journal 1918-03 “Ortíz against Florida” for compensation. The initial contingency for this lawsuit amounts to ThUS$195.
Lawsuit entitled “Pérez Vergara Angel against Ingeniería y Construcciones De San Marín S.A.” at the First Labor Court of Santiago where Minera Florida S.A. has been the subject of an accessory demand for moral damage for a sum of ThUS$234 and loss of revenue for a sum of ThUS$328. The case is at the evidentiary stage and the contingency for this lawsuit amounts to ThUS$562.
Pumpin, Dorfmann, Hales, Díaz y Compañía are responsible for this case.
Management has made no provision for these cases as it believes the final outcomes will be favorable to the Company or will not generate any significant losses.
B. Tax Matters:
The lawyers are not aware of any tax matter that may represent an actual or contingent liability for the Company.
C. Registration of properties:
All the Company’s real estate is duly registered with the respective Registers.
Note 20 — Subsequent Events
In management’s opinion, there are no subsequent events occurring between December 31, 2005 and the date of issuance of these financial statements which may significantly affect the Company’s financial situation and/or the interpretation of these financial statements.

Financial Statements
MINERA FLORIDA S.A.
Santiago, Chile
June 30, 2006 and December 31, 2005

Financial Statements
MINERA FLORIDA S.A.
June 30, 2006 and December 31, 2005
Index

Financial Statements

Balance Sheets as at June 30, 2006 and December 31, 2005	1
Statements of Income for the six months ended June 30, 2006 and 2005	3
Statements of Cash Flows for the six months ended June 30, 2006 and 2005	4
Notes to the Financial Statements	5

ThUS$	— Thousands of United States dollars
UF	— The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation
Ch$	— Chilean pesos

Minera Florida S.A.
Balance Sheets
As at June 30, 2006 and December 31, 2005
(In thousands of USD)

	06-30-2006	12-31-2005
	ThUS$	ThUS$
	(Unaudited)
CURRENT ASSETS:

Cash	355	3,316
Time deposits (note 3)	260	6,102
Marketable securities (note 4)	—	6,799
Trade accounts receivable (note 5)	1,054	107
Notes receivable	31	722
Miscellaneous receivables	989	937
Inventories (note 7)	1,612	1,779
Recoverable taxes (note 15)	—	292
Prepaid expenses	128	488

Total current assets	4,429	20,542

PROPERTY, PLANT AND EQUIPMENT:

Total property, plant and equipment, net (note 8)	29,362	27,152

OTHER ASSETS:

Investments in related companies (note 9)	—	182
Notes and accounts receivable from related companies (note 6)	—	1,640
Others	987	893

Total other assets	987	2,715

Total assets	34,778	50,409

The accompanying notes 1 to 21 form an integral part of these financial statements.

1

Minera Florida S.A.
Balance Sheets
As at June 30, 2006 and December 31, 2005
(In thousands of USD)

	06-30-2006	12-31-2005
	ThUS$	ThUS$
	(Unaudited)
CURRENT LIABILITIES:

Bank loans short-term (note 11)	1,169	—
Accounts payable (note 12)	1,013	1,624
Miscellaneous payables (note 13)	1,085	343
Provisions and withholdings (note 14)	2,985	1,633
Deferred income taxes (note 15)	54	73

Total current liabilities	6,306	3,673

LONG-TERM LIABILITIES:

Bank loans long-term (note 11)	1,873	—
Long-term provisions (note 16)	2,089	1,973
Long-term miscellaneous payables (note 13)	847	367
Deferred income taxes (note 15)	84	243
Asset retirement obligations (note 19)	12,188	11,972
Other long-term liabilities	37	43

Total long-term liabilities	17,118	14,598

SHAREHOLDERS’ EQUITY:

Paid-in capital	7,280	3,304
Retained earnings	2,512	27,057
Currency translation adjustment	1,562	1,777

Total shareholders’ equity (note 17)	11,354	32,138

Total liabilities and shareholders’ equity	34,778	50,409

The accompanying notes 1 to 21 form an integral part of these financial statements.

2

Minera Florida S.A.
Statements of Income
For the six months periods ended June 30, 2006 and 2005
(In thousands of USD)

	06-30-2006	06-30-2005
	ThUS$	ThUS$
	(Unaudited)	(Unaudited)
Revenue	29,493	18,944

Costs and expenses:
Cost of sales before depreciation, depletion and amortization	(12,910)	(9,020)
Depreciation, depletion and amortization	(2,437)	(2,257)
Selling, general and administrative	(482)	(395)

	(15,829)	(11,672)

Earnings from operations	13,664	7,272

Interest income	270	247
Equity participation in income from investments in related companies	—	(12)
Unrecognized loss from forward sales contract	(908)	—
Other income (expense), net	(2,316)	323

Earnings before income taxes	10,710	7,830
Income tax expense	(2,061)	(1,516)

Net earnings	8,649	6,314

The accompanying notes 1 to 21 form an integral part of these financial statements.

3

Minera Florida S.A.
Statements of Cash Flows
For the six months periods ended June 30, 2006 and 2005
(In thousands of USD)

	06-30-2006	06-30-2005
	ThUS$	ThUS$
	(unaudited)	(unaudited)
Net income for the year	8,649	6,314

Charges (credits) to income which do not represent cash flows

Depreciation, depletion and amortization	1,879	1,699
Amortization asset retirement obligation	558	558
Equity participation from income of related companies	—	12
Accretion asset retirement obligation	216	207
Other credits which do not represent cash flows	(496)	(1,186)
Decrease (increase) in current assets
Trade and other receivables	(308)	(2,196)
Inventories	167	36
Other current assets	652	(1,738)
Increase (decrease) in current liabilities
Accounts payable, trade and other	(47)	92
Accrued and other liabilities	1,352	1,396

Net cash flows provided by operating activities	12,622	5,194

Cash flows from investing activities
Capital expenditures	(4,035)	(255)
Proceeds from sales of assets	—	5
Mining investment	347	—
Notes and accounts receivables and payable for related parties	1,640	—
Investments in financial instruments	6,799	15

Net cash flows provide (used) in investing activities	4,751	(235)

Cash flows from financing activities
Dividends paid	(33,194)	—
Receipt of loans	3,042	—
Increase of capital	3,976	—

Net cash flows used in financial activities	(26,176)	—

Change in cash flow	(8,803)	4,959
Cash and cash equivalents at beginning of period	9,418	3,333

Cash and cash equivalents at end of period	615	8,292

The accompanying notes 1 to 21 form an integral part of these financial statements.

4

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
Note 1 — Description of Business
The Company was incorporated as Sociedad Legal Minera Florida Una de la Localidad de Carrera Pinto on August 26, 1986 and registered in the mine registry of Copiapó, at leaf 768 No. 663, on October 19, 1986.
Through a public deed dated April 20, 2000 before the public notary Mr. Enrique Morgan Torres, Sociedad Legal Minera Florida Una de la Localidad de Carrera Pinto was transformed to Minera Florida S.A.. This was formalized and filed in Journal No. 9172 and registered with the Commercial Registry of Santiago at leaf 11018 No. 8889 on May 5, 2000.
Through a public deed dated September 7, 2000 witnessed by the public notary Mr. Enrique Morgan Torres, Minera Florida S.A. absorbed Minera Maipo S.A. The summary of this public deed was formalized on September 14, 2000, filed in Journal No. 19664, registered with the Commercial Registry at leaf 23833 No. 18924 and indicated in a marginal note in the registration at leaf 11018 No. 8889 of the commercial registry on September 8, 2000.
Note 2 — Summary of Significant Accounting Policies
a)	Basis of preparation

The Company’s accounting is registered in accordance with generally accepted accounting principles in Chile. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

The investment in Sociedad Minera Agua Fría, in which the Company has ownership interest of 50% has been included in consolidation as of December 31, 2005 and June 30, 2006 based on the proportional inclusion of the assets, liabilities revenues, expenses and cash flows of the aforementioned company according to the following criteria:
•	Assets and liabilities are included proportionally at 50%

•	Revenues and expenses are included proportionally at 50% from the date of acquisition of participation in the company (i.e., August to December 2005)

•	Cash flows are included proportionally at 50%
Investment in related company Agrícola Alhué Ltda. (“Agrícola”) at December 31, 2005 is recorded using the equity method and, therefore, have not been consolidated on a line-by-line basis. This treatment does not modify equity or income for the periods. The investment in Agrícola has been valued considering unaudited financial statements.

5

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
For the convenience of reader, this financial statements have been translated from Spanish to English.
Basis of conversion
Foreign currency transactions have been recorded at the exchange rate in effect at the date of the transactions. As at period end, monetary items denominated in a foreign currency have been adjustment to reflect the exchange rate in effect at that time.
Criteria used for conversion are as follows:
Monetary assets have been converted at the exchange rate prevailing at year-end whereas non-monetary assets have been converted at the historical exchange rate for the date in which the transaction was generated. In addition, statement of income accounts have been converted at the average exchange rate for the year without considering amortization and depreciation, which are converted at historical exchange rate. The cash flows have been converted at the average exchange rate for the period, except for some accounts that were converted at historical exchange rate.
The functional currency of the Company has been the Chilean Peso. These financial statements have been presented in U.S. dollars and the result of this conversion is presented under Currency translation adjustment in the shareholders` equity

	06-30-2006	12-31-2005	06-30-2005
	Ch$	Ch$	Ch$
Observed U.S. dollar at the closing date	539.44	512.50	579.00
Average U.S. dollar for the year	525.60	559.77	579.74

6

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
b)	Periods

These individual financial statements correspond at the following periods: Balance sheets as at June 30, 2006 and December 31, 2005 Income statements and cash flows for the six months ended June 30, 2006 and 2005.

c)	Time deposits

Time deposits are presented at cost plus the respective interest accrued at the end of each year.

d)	Marketable securities

The investment in marketable securities are carried at the lower of monetary cost or quoted value. In the event that the quoted value is lower than cost, these differences have been adjusted against net income for the year. These investments are stated at the original investment value plus interest accrued at each year-end.

e)	Inventories

Inventories of raw materials are stated at the lower of cost, being average cost, and net realizable value. The costing system used for the valuation of concentrates is the direct cost method, which includes raw materials, materials, supplies and labor related to accountability centers.

Materials in warehouse are stated at the lower of cost and replacement value. Cost is determined based on average cost of production.

f)	Property, plant and equipment

Property, plant and equipment are presented at acquisition cost converted at the exchange rate prevailing at the date of acquisition.

Assets acquired through financial lease agreements are accounted for as property, plant and equipment through the recognition of total liability and interest on an accrual basis. These assets will be owned by the Company when it exercises the related purchase option.

7

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
g)	Depreciation

Depreciation of property, plant and equipment, except for land, has been calculated using the straight-line method based on the estimated useful lives, not exceeding seven years from the acquisition date, which is considered to be the life of the mine.

h)	Mine development

Mine development activities relate to costs incurred in the preparation of start-up and extraction of minerals from production units.

These amounts become a part of the value of the mineral in the proportional amount resulting from the relation of total mineral in a block or exploitation units and the extracted mineral amount.

Mine development assets are amortized on a units-of-production basis (tons of mineral removed from the mine).

i)	Investments in related companies

The investment in Sociedad Minera Agua Fría is stated using the proportionate consolidation method as of December 31, 2005 and June 30, 2006. The Company exercises joint control.

j)	Staff severance indemnities

The Company has made an accrual for the staff severance indemnities in accordance with collective agreements currently in force, calculated in accordance with the current value method.

k)	Employee vacations

Employee vacations are recorded on an accrual basis.

8

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
l)	Current and deferred income taxes

The Company makes an accrual for income taxes payable on an accrual basis, in conformity with current Chilean legal regulations.

The Company recognizes in the financial statements the effect of deferred income taxes assigned to temporary differences with a different treatment for book and tax purposes. The rate used is the rate at which they are expected to be reversed in accordance with regulations applicable in Chile.

m)	Cash and cash equivalents

The Company has considered those balances included in cash, banks and time deposits and purchase agreements expiring in less than 90 days as cash and cash equivalents.

n)	Exploration & development expenses

The accounting treatment applied has been as follows:

Production costs have been charged to cost of sales and have not been capitalized to investment.

Developments expenses have related to maintenance of investments where mining activities have related to strengthening, by-pass and access ramps and ventilation raises. There has been no mining work related to mine infrastructure given that over the last few years sectors already developed have been exploited.

o)	Sale of mineral

Revenues from sales of the Company (over the last few years) are generated by domestic sales (between 60% and 50%) and sales abroad (between 40% and 50%.)

The price of domestic sales is agreed in agreements and paid at the average price for the prior month related to the gold oz on the London Metal Exchange. Between 15% and 30% is sold in the futures market at an agreed price.

The sale of Dore ore are recognized when shipped when the ownership of the good is transferred, with sales under conditions. For these purposes, the sales value at the date of shipment relates to firm price and upon agreement of ore grade by both parties, the price is settled.

9

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
p)	Provision for mine closure

Asset retirement obligations (AROs) are legal obligations associated with the retirement of a long-lived asset. As of January 1, 2004, the Company made a provision for AROs to cover mine closure expenses in accordance with estimates made by Management. These amounts are added to the associated long-lived assets and a liability is recorded. The asset retirement cost is amortized over the life of the related assets. The liability is accredited over a period ending when the liability is settled, subject to annual adjustments for changes in estimates.

q)	Impairment of long-lived assets

The Company has not assed the impairment of long-lived assets, which consist primarily of property, plant and equipment. When event or changes in circumstances indicate that the carrying value of the asset may not be recoverable, the company will perform this assessment.
Note 3 — Time Deposits and Purchase Agreements
The detail of time deposits and purchase agreements is as follows:

		06-30-2006	12-31-2005
Financial institution	Currency	ThUS$	ThUS$

Security	UF	—	1,400
Security	US$	—	1,500
Agreements Banco Chile	Ch$	167	2,519
Agreements Corpbanca	Ch$	93	449
Agreements Security	Ch$	—	234

Total		260	6,102

10

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
Note 4 — Marketable Securities
As of June 30, 2006 and December 31, 2005, marketable securities are detailed as follows:

		06-30-2006	12-31-2005
	Type	ThUS$	ThUS$

Marketable securities	Shares and bonds	—	1,413
Banco Pershing through Security	US$	—	1,208
Banco Pershing through Banchile	US$	—	4,178

Total		—	6,799

Note 5 — Trade Accounts Receivable
As of June 30, 2006 and December 31, 2005, trade accounts receivable relate to accounts pending collection for commercial operations mainly conducted with Empresa Nacional de Minería, and detailed as follows:

	06-30-2006	12-31-2005
	ThUS$	ThUS$

Trade accounts receivable	1,054	107

Total	1,054	107

Note 6 — Notes and Accounts Receivable from Related Companies
As of June 30, 2006 and December 31, 2005, the detail of the balances receivable from related companies is as follows:

	06-30-2006		12-31-2005
	ThUS$		ThUS$
Relationships	Short- term	Long-term	Short-term	Long-term

Minera Las Cenizas S.A. Common shareholders	—	—	—	1,640

Total	—	—	—	1,640

11

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
Note 7 — Inventories
Inventories are valued as described in Note 2 e), and as of June 30, 2006 and December 31, 2005, are detailed as follows:

	06-30-2006	12-31-2005
	ThUS$	ThUS$

Material and supplies	1,413	1,452
Stockpiled	93	157
Other	106	170

Total	1,612	1,779

Note 8 — Property, Plant and Equipment
a)	June 30, 2006

		Accumulated
	Assets	depreciation	Assets, net
	ThUS$	ThUS$	ThUS$

Land	2,456	—	2,456
Construction and infrastructure work	7,786	(4,111)	3,675
Machinery and equipment	9,351	(5,583)	3,768
Construction in-progress	5,105	—	5,105
Leasing assets	2,431	(666)	1,765
Asset retirement obligations	11,154	(2,788)	8,366
Mineral rights	3,489	(451)	3,038
Other fixed assets (1)	1,424	(235)	1,189

Total Fixed Assets	43,196	(13,834)	29,362

(1)	Includes mine development (see Note 10)

12

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
b)	December 31, 2005

		Accumulated
	Assets	depreciation	Assets, net
	ThUS$	ThUS$	ThUS$

Land	2,456	—	2,456
Construction and infrastructure work	7,685	(3,613)	4,072
Machinery and equipment	9,268	(5,058)	4,210
Construction in-progress	2,175	—	2,175
Leasing assets	1,410	(710)	700
Asset retirement obligations	11,154	(2,230)	8,924
Mineral rights	3,488	(205)	3,283
Other fixed assets (1)	1,534	(202)	1,332

Total Fixed Assets	39,170	(12,018)	27,152

(1)	Includes mine development (see Note 10)
Note 9 — Investments in Related Companies
Investments in related companies are detailed as follows:

		06-30-2006	12-31-2005
	%	ThUS$	ThUS$

Investments in Agrícola Alhué Ltda.	92.00	—	182

Total		—	182

13

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
Note 10 — Mine Development
These mine development costs will be transferred to realizable asset as cost of inventories, as mineral is extracted, in the proportion resulting from relating the total amount of mineral contained in a block or exploitation units and the amount of mineral being extracted. The detail is as follows:

	06-30-2006	12-31-2005
	ThUS$	ThUS$

Rafael, Millennium, Lo Prat and Berta sector	593	678

Total	593	678

Note 11 — Bank loans
Bank loans as of June 30, 2006, are detailed as follows:

	Rate	2007	2008	2009	Total
Financial institution	%	ThUS$	ThUS$	ThUS$	ThUS$

Banco de Chile	6.32	336	333	195	864
Banco de Chile	6.40	169	225	—	394
Banco Security	6.75	664	640	480	1,784

		1,169	1,198	675	3,042

Note 12 — Accounts Payable
Accounts payable as of June 30, 2006 and December 31, 2005, are detailed as follows:

	06-30-2006	12-31-2005
	ThUS$	ThUS$

Suppliers	1,013	1,624

Total	1,013	1,624

14

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June 30, 2006 and December 31, 2005
(In thousands of USD)
Note 13 — Miscellaneous Payables
Miscellaneous payable as of June 30, 2006 and December 31, 2005, are detailed as follows:

	06-30-2006		12-31-2005
	ThUS$		ThUS$
	Short- term	Long-term	Short-term	Long-term

Lease payables	585	847	227	367
Other payables	500	—	116	—

Total	1,085	847	343	367

     Detailed lease payable

		06-30-2006	12-31-2005
Year ended	Interest rate	ThUS$	ThUS$

2006	7.51	—	238
2007	7.51	631	238
2008	7.51	569	141
2009	7.51	351	12

Subtotal		1,551	629
Less interest		(119)	(35)

Total		1,432	594

Less current portion		(585)	(227)

Long-Term		847	367

     Lease payable are presented net of their deferred interest.

15

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
Note 14 — Provisions and Withholdings
As of June 30, 2006 and December 31, 2005, provisions and withholdings are detailed as follows:

	06-30-2006	12-31-2005
	ThUS$	ThUS$

Monthly tax provisional payments payable	590	445
Social security institutions	113	111
Provision for energy	168	189
Provision for employee benefits	148	60
Provision for employee vacations	250	258
Accrual for staff severance indemnities	19	20
Provision for corporate income tax (Note 15)	210	—
Provision for unrealized loss on forward sales contracts	908	—
Other withholdings and provisions	579	550

Total	2,985	1,633

Note 15 — Current income and Deferred Taxes
a)	Income tax
As of June 30, 2006 and December 31, 2005, the Company made a provision for income tax in conformity with current tax regulations in Chile (the current rate is 17%), which is presented under Recoverable Taxes, detailed as follows:

	06-30-2006	12-31-2005
	ThUS$	ThUS$

Provision for corporate income tax and withholding tax	(2,239)	(3,373)
Monthly tax provisional payments	2,017	3,623
Other credits	12	42

Total taxes	(210)	292

16

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
b)	Deferred income taxes
The deferred taxes registered as of June 30, 2006 and December 31, 2005, are as follows:
June 2006

	ThUS$		ThUS$
	Deferred tax asset		Deferred tax liability

Origin of temporary differences	Short-term	Long-term	Short-term	Long-term

Accelerated depreciation	—	—	108	647
Employee vacations	42	—	—	—
Employee benefits	25	—	—	—
Staff severance indemnities	3	—	—	—
Lease fixed assets	—	—	16	87
Asset retirement obligations, net	—	650	—	—

Total	70	650	124	734

Deferred income tax assets and liabilities are shown in the balance in net terms.
December 2005

	ThUS$		ThUS$
	Deferred tax asset		Deferred tax liability

Origin of temporary differences	Short-term	Long-term	Short-term	Long-term

Accelerated depreciation	—	—	113	674
Employee vacations	44	—	—	—
Employee benefits	10	—	—	—
Staff severance indemnities	2	—	—	—
Lease fixed assets	—	—	16	87
Asset retirement obligations	—	518	—	—

Total	56	518	129	761

17

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
c)	The charge to income of income taxes is detailed as follows:

	06-30-2006	06-30-2005
	ThUS$	ThUS$

Income tax provision	(2,239)	(1,516)
Effect of deferred tax asset or liability	178	—

Total	(2,061)	(1,516)

Note 16 — Long-Term Provision
Long-term provision includes staff severance indemnities, which detailed according to the related expiration dates, are as follows:

	06-30-2006		12-31-2005
	ThUS$		ThUS$

	Short-term	Long-term	Short-term	Long-term

Staff severance indemnities	—	2,089	—	1,973

Total	—	2,089	—	1,973

18

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
Note 17 — Changes in Shareholders’ Equity
a)	Changes in shareholders’ equity during the first six months of 2006, are as follows:

			Currency
	Paid-in	Retained	Translation
	Capital	Earnings	Adjustment	Total
Concepts	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2005	3,304	27,057	1,777	32,138
Increase of capital	3,976	—	—	3,976
Distribution of dividend and other		(33,194)	—	(33,194)
Currency translation adjustments for the period	—	—	(215)	(215)
Net income for the year	—	8,649	—	8,649

Balance as of June 30, 2006	7,280	2,512	1,562	11,354

Agreed and distributed dividends
At the Ordinary Shareholders’ Meeting held on March 13, 2006 and the Extraordinary Shareholders’ Meeting of April 21, 2006, the shareholders agreed to distribute dividends for a sum of Ch$13,000,000,000 and Ch$5,590,958,000, respectively, at prorate of the respective ownership interest with a charge to the Company’s retained earnings.
To date, the Company has distributed dividends for a sum of Ch$17,770,000,000, which gives rise to a difference pending distribution for an amount of Ch$890,958,000, which has not been recognized in the accounting as it depends on the Company ´s cash availability. Subsequently, with the change in ownership of Minera Florida S.A. as of July 1, 2006, the pending distribution becomes nill as this obligation no longer exists.
b)	Changes in shareholders’ equity during 2005, are as follows:

			Currency
	Paid-in	Retained	Translation
	Capital	Earnings	Adjustment	Total
Concepts	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of January 1, 2005	3,304	21,523	(1,826)	23,001
Distribution of dividend and other		(8,146)	—	(8,146)
Currency translation adjustments for the period	—	—	3,603	3,603
Net income for the year	—	13,680	—	13,680

Balance as of December 31, 2005	3,304	27,057	1,777	32,138

19

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
As of June 30, 2006 and December 31 2005, the distribution of shares is as follows:
a)	June 30, 2006

		Ownership
	Shares	percentage
Shareholder	Nº	%

Inversiones Santo Domingo S.A.	1,305,000	25
Inversiones Santo Domingo II S.A.	1,305,000	25
Forestal Alba S.A.	417,600	8
Inversiones, Asesorías y Construcciones Manuel Montt Limitada	1,044,000	20
Compañía Minera e Inmobiliaria B y L Limitada	626,400	12
Inmobiliaria Vista Hermosa S.A.	522,000	10

Total	5,220,000	100

Shareholders have signed a letter of intent for the transfer of 100% of ownership percentage. The term for the exercise of this right by Meridian Gold S.A. completed on July 31, 2006.
b)	December 31, 2005

		Ownership
	Shares	percentage
Shareholder	Nº	%

Inversiones Santo Domingo S.A.	1,250,000	25
Inversiones Santo Domingo II S.A.	1,250,000	25
Forestal Alba S.A.	400,000	8
Inversiones, Asesorías y Construcciones Manuel Montt Limitada	1,000,000	20
Compañía Minera e Inmobiliaria B y L Limitada	600,000	12
Inmobiliaria Vista Hermosa S.A.	500,000	10

Total	5,000,000	100

Authorized share capital
The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of June 30, 2006, the Company had no issued or outstanding preferred shares.

20

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
Note 18 — Segments
The Segments are detailed as follows:

	Dore	Other	Total
Customer	ThUS$	ThUS$	ThUS$

Johnson Matthey	11,857	—	11,857
Marc Rich AG	—	25	25
Enami	10,855	—	10,855
Ocean Partners	—	2,134	2,134
Minera Las Cenizas S.A.	—	1,245	1,245
Others revenue	—	3,377	3,377

Total revenue	22,712	6,781	29,493

The Segments as of June 30, 2005, are detailed as follows:

	Dore	Other	Total
Customer	ThUS$	ThUS$	ThUS$

Johnson Matthey	6,896	—	6,896
Marc Rich AG	—	1,205	1,205
Enami	10,811	1	10,812
Minera Las Cenizas S.A.	—	31	31

Total revenue	17,707	1,237	18,944

21

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
Note 19 — Asset Retirement Obligations
As of June 30, 2006 and December 31, 2005, the Company has made a provision for mine closure based on the criterion described in Note 2 p). The movements detail for this account is as follows:

	06-30-2006	12-31-2005	12-31-2004
Detail	ThUS$	ThUS$	ThUS$

Account balance as of January 1st	11,972	11,556	—
Addition	—	—	11,154
Accretion	216	416	402

	12,188	11,972	11,556

22

Minera Florida S.A.
Notes to the Unaudited Financial Statements for the six months ended as of
June  30, 2006 and December 31, 2005
(In thousands of USD)
Note 20 — Contingencies an Commitments
A. Litigations:
An appeal is being reviewed at the Court of Appeals of San Miguel against the sentence issued by the First Court of Melipilla for cause Journal 1800-2004, Minera Florida/Labor Inspectorate, for a fine sanctioned during a strike. The contingency for that lawsuit has been assessed as amounting to approximately ThUS$4.
An appeal is being reviewed by the Court of Appeals of Santiago against the first instance sentence issued by the 9th Labor Court of Santiago for the case in Journal 1918-03 “Ortíz against Florida” for compensation. The initial contingency for this lawsuit amounts to ThUS$195.
Lawsuit entitled “Pérez Vergara Angel against Ingeniería y Construcciones De San Marín S.A.” at the First Labor Court of Santiago where Minera Florida S.A. has been the subject of an accessory demand for moral damage for a sum of ThUS$234 and loss of revenue for a sum of ThUS$328. The case is at the evidentiary stage and the contingency for this lawsuit amounts to ThUS$562.
Pumpin, Dorfmann, Hales, Díaz y Compañía are responsible for this case.
Management has made no provision for these cases as it believes the final outcomes will be favorable to the Company or will not generate any significant losses.
B. Tax Matters:
The lawyers are not aware of any tax matter that may represent an actual or contingent liability for the Company.
C.. Registration of properties:
All the Company’s real estate is duly registered with the respective Registers.
Note 21 — Subsequent Events
On July 11, 2006, the Company repurchased gold amounts originally considered in future sales document entered into with Enami in 2004. The effects of this transaction, the repurchase of 5,000 oz. originally sold and related to the period from August to December 2006, give rise to a difference paid for an amount to ThUS$ 957 of which ThUS$908 was recognized as of June 30, 2006.
In management’s opinion, there are no other subsequent events occurring between June 30, 2006 and the date of issuance of these financial statements which may significantly affect the Company’s financial position and/or the interpretation of these financial statements.

23